Exhibit 107

PRIVILEGED AND CONFIDENTIAL

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Hilltop Holdings Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of filing fee
Fees to Be Paid	$442,336,953	(1)	$92.70 per $1,000,000	$41,004.64
Fees Previously Paid				$37,080.00
Total Transaction Value				$442,336,953
Total Fees Due for Filing				$41,004.64
Total Fees Previously Paid				$37,080.00
Total Fee Offsets
Net Fee Due				$3,924.64

(1) Calculated as the aggregate maximum value of Shares being purchased. The fee of $37,080.00 was paid in connection with the filing of the Schedule TO-I by Hilltop Holdings Inc. (File No. 005-79781) on May 2, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the final results of the offer.